

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 1, 2024

Thomas L. Travis
Chief Executive Officer
Bank7 Corp.
1039 N.W. 63 rd Street
Oklahoma City, Oklahoma 73116

      Re: Bank7 Corp.
          Registration Statement on Form S-3
          Filed June 21, 2024
          File No. 333-280393

Dear Thomas L. Travis:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Aisha Adegbuyi at 202-551-8754 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Finance

cc: Henry Litchfield, Esq.